SCHLUETER & ASSOCIATES, P.C.

1050 Seventeenth Street, Suite 1750

Denver, Colorado 80202

(303) 292-3883

Facsimile (303) 296-8880

May 15, 2012

VIA EDGAR AND FEDERAL EXPRESS

Amanda Ravitz, Assistant Director
Geoffrey Kruczek

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St., NW

Washington, DC 20549

Re:	Accelr8 Technology Corporation
Preliminary Proxy Statement on Schedule 14A
Filed April 30, 2012
File No. 1-31822

Dear Ms. Ravitz,

On behalf of Accelr8 Technology Corporation (the “Company”), please find the response to the Staff’s comments dated May 11, 2012 (“Staff Letter”) to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on April 30, 2012 (the “Preliminary Proxy”).

The Staff’s comments are set forth below along with the Company’s responses to those comments.

Interests of Certain Persons, page 9

1.	We note the vague reference to interests “described elsewhere in this Proxy Statement.” Please revise to describe those interests, and quantify if possible. For example, revise to describe the nature of Mr. Geimer’s interests regarding the agreements mentioned in Exhibits A-1 and A-2 of Annex A.

Response:

The Company has prepared an amendment to the Preliminary Proxy (the “Amended Preliminary Proxy”) that includes additional disclosure in the Interests of Certain Persons section that describes the terms of the amendment to Mr. Geimer’s employment agreement and the terms of the proposed consulting agreement.

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

May 15, 2012

The specific disclosure to be included in the Amended Preliminary Proxy is below:

•	Thomas Geimer, an officer and director of the Company, shall enter into an Amendment to Geimer Employment Agreement that provides that a $1,350,000 payment due to Mr. Geimer upon the change of control resulting from the Investment Transaction shall be paid in two payments of $650,000 on the Closing Date and $700,000 on July 1, 2013 as opposed to one payment currently provided for in his employment agreement and shall contain such other key terms as further described on Exhibit A-1 attached to the Securities Purchase Agreement. Further additional information on this payment, See “Potential Payments Upon Termination – Cash Compensation” below.
•	Thomas Geimer, an officer and director of the Company, shall enter into the Geimer Consulting Agreement, that provides that Mr. Geimer shall receive certain cash payments in the amount of $20,000 per month plus a “gross-up” amount in respect of additional taxes payable by Mr. Geimer during 2012 from the Closing Date through December 31, 2012 and $96,000 in the aggregate for the period from January 1, 2013 through December 31, 2013, and that shall also contain the key terms further described on Exhibit A-2 attached to the Securities Purchase Agreement.

The full change page that reflects these amendments is attached hereto as Exhibit A.

Approval of proposed amendment to articles of incorporation, page 17

2.	Please provide your analysis regarding how including two amendments to your charter in one proposal is consistent with Exchange Act Rule 14a-4(a)(3).

Response:

In response to the Staff’s comment, the Amended Preliminary Proxy will reflect the amendments to the Company’s charter as two separate proposals consistent with Exchange Act Rule 14a-4(a)(3).

The full change pages that reflects both proposals relating to the charter amendments are attached hereto as Exhibit B.

3.	Please expand to disclose the material effects of each amendment to your charter. For example, the proposed increase to your authorized shares appears to have an antitakeover effect. See Exchange Act Release No. 15230 (October 13, 1978). The change proposed in (ii) would also appear to have material effects on your shareholders if adopted. For example, given the investment in proposal one and proposed charter amendment, it appears the investor will be able to act by written consent. It also appears that, if such written consent is obtained, your other shareholders will effectively be deprived of their voting rights because you will no longer be required to solicit proxies.

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

May 15, 2012

Response:

The Amended Preliminary Proxy includes additional disclosure of the material effects of each amendment to the Company’s charter. The additional disclosure included in the Amended Preliminary Proxy is below:

Proposal No. 2 – Approval of Proposed Amendment to Articles of Incorporation to Increase Authorized Shares

Set forth below is a non-exhaustive list of factors that the Board considered when it unanimously approved, and recommended that our shareholders approve, the Increase in the Authorized Shares Charter Amendment:

  If the Increase in the Authorized Shares Charter Amendment is not approved, the Investment Transaction cannot be completed, because there are currently not enough authorized but unissued shares of Common Stock to accommodate the issuance of 14,000,000 shares to the Purchaser at the Closing.  The Company and its management are aware of the Purchaser’s intent to acquire a controlling interest in the Company if and when the Investment Transaction is completed.  The purposes and effects of the Investment Transaction, which the Board has approved and recommended that shareholders approve, are described in detail in this Proxy Statement.

  The Company only proposes to increase the number of authorized shares of Common Stock by 26,000,000 shares, even though 28,000,000 shares are potentially issuable to the Purchaser in connection with the Investment Transaction (assuming all of the warrants issued at the Closing are exercised in the future), and the Company is also proposing in this Proxy Statement to reserve an additional 5,000,000 shares for issuance under its 2004 Omnibus Stock Option Plan (see Proposal No. 4).  In other words, after taking into account the shares that may be issued to the Purchaser in connection with the Investment Transaction and the shares reserved for issuance in respect of equity compensation awards, there will actually be fewer authorized but unissued shares of Common Stock available for the Company to use for transactions or other purposes that may have an anti-takeover effect.

  The Company does not currently have in effect any material anti-takeover measures.  For example, the Board is not classified or staggered, the Company does not currently have any authorized or issued preferred stock, and the Company does not have a shareholder rights plan (or “poison pill”) in effect.  Management does not presently intend to propose any such anti-takeover measures in future proxy solicitations.

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

May 15, 2012

  To the extent that the Increase in the Authorized Shares Charter Amendment and the other proposals described in this Proxy Statement are approved by our shareholders, and if the Investment Transaction is completed, the Purchaser will control a majority of the voting power of the Company.  One overall effect of the Investment Transaction might be to render more difficult or to discourage a future merger, tender offer or proxy contest, other significant investment or strategic transaction relating to the Company, and the removal of incumbent management, even if such events might be favorable to the interests of shareholders other than the Purchaser and its affiliates.  On the other hand, the Board believes that the Company may suffer certain adverse consequences if the Investment Transaction is not completed, as described in the “About the Meeting” section of this Proxy Statement.

            Shareholders are encouraged to consider the above factors, as well as other factors that they deem relevant, in determining how to vote on Proposal No. 2.

The full change pages that reflects these amendments is included in the disclosure on Exhibit B.

Proposal No. 3 – Approval of Proposed Amendment to Articles of Incorporation to Permit Shareholder Action by Less than Unanimous Written Consent

The Shareholder Action Charter Amendment could have the effect of disenfranchising our minority shareholders so long as the Purchaser owns a majority of the outstanding voting shares. However, the Company will be required to continuously provide all of its shareholders with a notice of the action taken by way of an Information Statement filed with the United States Securities and Exchange Commission pursuant to Section 14 of the Securities Exchange Act of 1934. Accordingly, our shareholder base will always have access to all relevant information.

In addition, to the extent that the Purchaser continues to hold enough voting power following the closing of the Investment Transaction to control the outcome of certain proposals to be considered for approval by our shareholders, allowing the Purchaser to take action by written consent will not change the outcome of such proposals.  Rather, the Shareholder Action Charter Amendment will facilitate more efficient action by our shareholders and potentially result in cost savings for the Company.

The full change pages that reflects these amendments is included in the disclosure on Exhibit B.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

May 15, 2012

If you have any questions or would like any additional information, please contact the undersigned at the address, telephone and fax number listed above.

Sincerely,

SCHLUETER & ASSOCIATES P.C

David Stefanski, Esq.

cc: Accelr8 Technology Corporation

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

May 15, 2012

EXHIBIT A

Interests of Certain Persons

Other than as set forth below and as described elsewhere in this Proxy Statement, the Company is not aware of any relationships between the Purchaser and the Company, or any of the Company’s directors, officers or significant shareholders. Reference is made to the following:

•	Certain shareholders of the Company, holding approximately 32% of the issued and outstanding Common Stock, have entered into Voting Agreements with the Purchaser pursuant to which they have agreed to vote their shares in favor of the Securities Purchase Agreement, the Investment Transaction and the other transactions contemplated thereby and certain related matters.
•	Thomas Geimer, an officer and director of the Company, shall enter into an Amendment to Geimer Employment Agreement that provides that a $1,350,000 payment due to Mr. Geimer upon the change of control resulting from the Investment Transaction shall be paid in two payments of $650,000 on the Closing Date and $700,000 on July 1, 2013 as opposed to one payment currently provided for in his employment agreement and shall contain such other key terms as further described on Exhibit A-1 attached to the Securities Purchase Agreement. Further additional information on this payment, See “Potential Payments Upon Termination – Cash Compensation” below.
•	Thomas Geimer, an officer and director of the Company, shall enter into the Geimer Consulting Agreement, that provides that Mr. Geimer shall receive certain cash payments in the amount of $20,000 per month plus a “gross-up” amount in respect of additional taxes payable by Mr. Geimer during 2012 from the Closing Date through December 31, 2012 and $96,000 in the aggregate for the period from January 1, 2013 through December 31, 2013, and that shall also contain the key terms further described on Exhibit A-2 attached to the Securities Purchase Agreement.
•	If the Investment Transaction is completed in accordance with the terms of the Securities Purchase Agreement (and if the other proposals described in this Proxy Statement are approved by shareholders):

o   the Stock Plan Amendment will provide for the issuance of sufficient shares of Common Stock under the Company’s 2004 Omnibus Stock Option Plan (the “2004 Plan”) to allow for the exercise of the stock options granted to Mr. Mehren, as described in this Proxy Statement;

o   Messrs. Geimer, Howson, Kucera and Gerreston will resign from certain positions with the Company, as described above; and

o   Messrs. Schuler, Patience and Mehren will be appointed to the Board, and Mr. Mehren will be appointed as the Company’s President and Chief Executive Officer, as described above.

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

May 15, 2012

EXHIBIT B

APPROVAL OF PROPOSED AMENDMENT TO ARTICLES OF INCORPORATION

TO INCREASE AUTHORIZED SHARES
(Proposal No. 2)

Proposed Resolution

At the Special Meeting, shareholders will be asked to consider the following proposed resolution for approval:

“RESOLVED, that an amendment to the Company’s Articles of Incorporation, as amended, to increase the number of authorized shares of Common Stock by 26,000,000 shares, to a total of 45,000,000 shares, is hereby approved and adopted, and the appropriate officers of the Company are hereby authorized and directed to file Articles of Amendment with the Colorado Secretary of State to effect such amendment.”

Background

On April 20, 2012, the Board unanimously approved an amendment to our Articles of Incorporation, as amended, that would (i) increase the number of authorized shares of Common Stock by 26,000,000 shares, to a total of 45,000,000 shares, and (ii) permit the Company’s shareholders to take action by less than unanimous written consent in the manner contemplated by Colorado law, and directed the submission of the amendment for approval by the Company’s shareholders at the Special Meeting. The form of the proposed amendment to the Articles of Incorporation that provides for the Increase in the Authorized Shares Charter Amendment (this Proposal No. 2) and the Shareholder Action Charter Amendment (Proposal No. 3) is attached to this Proxy Statement as Annex B.

The Company’s Articles of Incorporation, as amended, currently authorize the Company to issue up to 19,000,000 shares of Common Stock. As of May 9, 2012, 11,103,367 shares of Common Stock were issued and outstanding. In addition, as of such date, 992,500 shares of Common Stock were reserved for issuance under the Company’s 1996 Incentive Stock Option Plan, 1996 Non-Qualified Stock Option Plan and the 2004 Omnibus Stock Option Plan, or in respect of issued and outstanding warrants to purchase Common Stock.

The proposed increase in the number of authorized shares of Common Stock is necessary for the Company to complete the Investment Transaction, including the issuance of 14,000,000 shares of Common Stock to the Purchaser at the closing and the potential issuance of up to 14,000,000 additional shares of Common Stock to the Purchaser upon its future exercise of some or all of the warrants to be issued at the closing. The Stock Plan Amendment to be considered for approval at the Special Meeting and the Mehren Option Grant also require that the Increase in the Authorized Shares Charter Amendment and the Shareholder Action Charter Amendment be approved.

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

May 15, 2012

Set forth below is a non-exhaustive list of factors that the Board considered when it unanimously approved, and recommended that our shareholders approve, the Increase in the Authorized Shares Charter Amendment:

  If the Increase in the Authorized Shares Charter Amendment is not approved, the Investment Transaction cannot be completed, because there are currently not enough authorized but unissued shares of Common Stock to accommodate the issuance of 14,000,000 shares to the Purchaser at the Closing.  The Company and its management are aware of the Purchaser’s intent to acquire a controlling interest in the Company if and when the Investment Transaction is completed.  The purposes and effects of the Investment Transaction, which the Board has approved and recommended that shareholders approve, are described in detail in this Proxy Statement.

  The Company only proposes to increase the number of authorized shares of Common Stock by 26,000,000 shares, even though 28,000,000 shares are potentially issuable to the Purchaser in connection with the Investment Transaction (assuming all of the warrants issued at the Closing are exercised in the future), and the Company is also proposing in this Proxy Statement to reserve an additional 5,000,000 shares for issuance under its 2004 Omnibus Stock Option Plan (see Proposal No. 4).  In other words, after taking into account the shares that may be issued to the Purchaser in connection with the Investment Transaction and the shares reserved for issuance in respect of equity compensation awards, there will actually be fewer authorized but unissued shares of Common Stock available for the Company to use for transactions or other purposes that may have an anti-takeover effect.

  The Company does not currently have in effect any material anti-takeover measures.  For example, the Board is not classified or staggered, the Company does not currently have any authorized or issued preferred stock, and the Company does not have a shareholder rights plan (or “poison pill”) in effect.  Management does not presently intend to propose any such anti-takeover measures in future proxy solicitations.

  To the extent that the Increase in the Authorized Shares Charter Amendment and the other proposals described in this Proxy Statement are approved by our shareholders, and if the Investment Transaction is completed, the Purchaser will control a majority of the voting power of the Company.  One overall effect of the Investment Transaction might be to render more difficult or to discourage a future merger, tender offer or proxy contest, other significant investment or strategic transaction relating to the Company, and the removal of incumbent management, even if such events might be favorable to the interests of shareholders other than the Purchaser and its affiliates.  On the other hand, the Board believes that the Company may suffer certain adverse consequences if the Investment Transaction is not completed, as described in the “About the Meeting” section of this Proxy Statement.

            Shareholders are encouraged to consider the above factors, as well as other factors that they deem relevant, in determining how to vote on Proposal No. 2.

If the Increase in the Authorized Shares Charter Amendment is approved by shareholders, it would become effective upon the filing of Articles of Amendment with the Colorado Secretary of State. Assuming the other proposals described in this Proxy Statement are also approved by shareholders (and the satisfaction or waiver of the other conditions to the closing of the Investment Transaction), the Company anticipates that such filing would occur promptly after the Special Meeting.

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

May 15, 2012

Shareholder Approval is Condition to Closing of Investment Transaction

Pursuant to the Securities Purchase Agreement, shareholder approval of this proposal is a condition to the closing of the Investment Transaction. In other words, if shareholders do not approve the Increase in the Authorized Shares Charter Amendment described herein, the Purchaser will not be obligated to complete the Investment Transaction even if shareholders vote to adopt the Securities Purchase Agreement and approve the Investment Transaction itself (Proposal No. 1 in this Proxy Statement).

Recommendation of the Board of Directors

After careful consideration, the Board has unanimously approved the Increase in the Authorized Shares Charter Amendment and determined that the terms of the Increase in the Authorized Shares Charter Amendment are advisable to, and in the best interests of, the Company and its shareholders. Accordingly, the Board recommends that you vote “FOR” the approval of the Increase in the Authorized Shares Charter Amendment.

Vote Required

In order for this Proposal No. 2 to be approved, a quorum must be present at the Special Meeting, and the affirmative vote of a majority of the total votes cast on the proposal at the Special Meeting, either in person or by proxy, is required. Abstentions do not count as a vote cast. Assuming a quorum is present at the Special Meeting, abstentions and “broker non-votes” will have no effect on the outcome of the vote.

The Board unanimously recommends that shareholders vote “FOR” Proposal No. 2.

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

May 15, 2012

APPROVAL OF PROPOSED AMENDMENT TO ARTICLES OF INCORPORATION

TO PERMIT SHAREHOLDER ACTION BY LESS THAN UNANIMOUS WRITTEN CONSENT
(Proposal No. 3)

Proposed Resolution

At the Special Meeting, shareholders will be asked to consider the following proposed resolution for approval:

“RESOLVED, that an amendment to the Company’s Articles of Incorporation, as amended, to permit the Company’s shareholders to take action by less than unanimous written consent in the manner contemplated by Colorado law, is hereby approved and adopted, and the appropriate officers of the Company are hereby authorized and directed to file Articles of Amendment with the Colorado Secretary of State to effect such amendment.”

Background

On April 20, 2012, the Board unanimously approved an amendment to our Articles of Incorporation, as amended, that would (i) increase the number of authorized shares of Common Stock by 26,000,000 shares, to a total of 45,000,000 shares, and (ii) permit the Company’s shareholders to take action by less than unanimous written consent in the manner contemplated by Colorado law, and directed the submission of the amendment for approval by the Company’s shareholders at the Special Meeting. The form of the proposed amendment to the Articles of Incorporation that provides for the Increase in the Authorized Shares Charter Amendment (this Proposal No. 2) and the Shareholder Action Charter Amendment (Proposal No. 3) is attached to this Proxy Statement as Annex B.

Currently, the Company’s shareholders are not permitted to take action by written consent (in lieu of holding a meeting of the shareholders) unless such action is unanimous. Given the Company’s distributed shareholder base and large number of shareholders, it is therefore not feasible to take action by written consent. The Shareholder Action Charter Amendment would permit the Company’s shareholders to take action by less than unanimous written consent in the future, in the manner contemplated and permitted by Colorado law. Such authorization will permit the Company’s shareholders to take action more quickly and cost-effectively if or when the need arises.

If the Investment Transaction is completed, the Purchaser would hold approximately 55.8% of the issued and outstanding Common Stock immediately after the closing and assuming the Purchaser’s full exercise of the warrants to be issued in connection with the Investment Transaction (and no other issuances of Common Stock), the Purchaser would hold approximately 71.2% of the issued and outstanding Common Stock. As a result of the Shareholder Action Charter Amendment, following the closing of the Investment Transaction, the Purchaser will have the ability to take action without seeking the vote of or consent of the other shareholders in the Company.

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

May 15, 2012

The Shareholder Action Charter Amendment could have the effect of disenfranchising our minority shareholders so long as the Purchaser owns a majority of the outstanding voting shares. However, the Company will be required to continuously provide all of its shareholders with a notice of the action taken by way of an Information Statement filed with the United States Securities and Exchange Commission pursuant to Section 14 of the Securities Exchange Act of 1934. Accordingly, our shareholder base will always have access to all relevant information.

In addition, to the extent that the Purchaser continues to hold enough voting power following the closing of the Investment Transaction to control the outcome of certain proposals to be considered for approval by our shareholders, allowing the Purchaser to take action by written consent will not change the outcome of such proposals.  Rather, the Shareholder Action Charter Amendment will facilitate more efficient action by our shareholders and potentially result in cost savings for the Company.

If the Shareholder Action Charter Amendment is approved by shareholders, the Company anticipates that the Board will adopt a similar amendment to the Company’s bylaws at or shortly after the closing of the Investment Transaction.

Shareholder Approval is Condition to Closing of Investment Transaction

Pursuant to the Securities Purchase Agreement, shareholder approval of this proposal is a condition to the closing of the Investment Transaction. In other words, if shareholders do not approve the Shareholder Action Charter Amendment described herein, the Purchaser will not be obligated to complete the Investment Transaction even if shareholders vote to adopt the Securities Purchase Agreement and approve the Investment Transaction itself (Proposal No. 1 in this Proxy Statement).

Recommendation of the Board of Directors

After careful consideration, the Board has unanimously approved the Shareholder Action Charter Amendment and determined that the terms of the Shareholder Action Charter Amendment are advisable to, and in the best interests of, the Company and its shareholders. Accordingly, the Board recommends that you vote “FOR” the approval of the Shareholder Action Charter Amendment.

Vote Required

In order for this Proposal No. 3 to be approved, a quorum must be present at the Special Meeting, and the affirmative vote of a majority of the total votes cast on the proposal at the Special Meeting, either in person or by proxy, is required. Abstentions do not count as a vote cast. Assuming a quorum is present at the Special Meeting, abstentions and “broker non-votes” will have no effect on the outcome of the vote.

The Board unanimously recommends that shareholders vote “FOR” Proposal No. 3.